

Mail Stop 3628

August 13, 2008

<u>Via Facsimile and U.S. Mail</u>

Christopher Hewitt, Esq.
Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

> **Re:** **Intervoice, Inc.**
> **Schedule TO-T filed by Dialog Merger Sub, Inc. and**
> **Convergys Corporation**
> **Filed August 1, 2008**
> **File No. 5-36798**

Dear Mr. Hewitt:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

Fee Table

1. It appears that you did not include all shares underlying exercisable options, whether or not in-the-money, and restricted stock units in determining the appropriate filing fee. Unless you have a written agreement preventing option holders from exercising and tendering into the offer, you must use the per share

price rather than the spread between the exercise price and the offer price, in calculating the fee. Please recalculate the filing fee by taking into account all outstanding common shares.

Procedures for Accepting the Offer and Tendering Shares, page 12

Determination of Validity, page 14

2. Explain to us the purpose of the language that your interpretation of the terms and conditions of the Offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose whether security holders may challenge your determinations.

Source and Amounts of Funds, page 35

3. We note that you intend to fund the offer through existing and new credit facilities. Please revise to specify the sources of funding and describe each loan agreement or arrangement. Refer to Item 1007(a) and (d) of Regulation M-A. In addition, please file any agreements as an exhibit to the schedule, as required by Item 1016(b) of Regulation M-A.

Conditions of the Offer, page 36

4. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open for at least five business days from the date notice of the waiver is provided to security holders. Please revise the penultimate paragraph to include an objective standard for the determination of whether a condition has been satisfied.

5. We note that the conditions may be waived "at any time and from time to time." Please note that describing the conditions as a continuing right that may be waived at any time suggests that conditions to the offer may be waived after expiration of the offer. Please revise to clarify that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals must be satisfied or waived before the expiration of the offer. Similarly, please revise your references to "Acceptance Date" in condition (4) since the date of acceptance of shares or payment for shares is not the same as the expiration date.

Christopher Hewitt, Esq.
Intervoice, Inc.
August 13, 2008
Page 3

   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

      Sincerely,

      Peggy Kim
      Special Counsel
      Office of Mergers & Acquisitions